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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of November, 2006

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - NOVEMBER 14, 2006

INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2006

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
  OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

CEO CERTIFICATION OF INTERIM FILINGS

CFO CERTIFICATION OF INTERIM FILINGS

                      CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE Toronto, Ontario - November 14, 2006 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports Third Quarter financial results.

Revenues for the nine months ended September 30, 2006 decreased to approximately $21.1 million from $27.7 million in the comparable 2005 period. Sales reflect the consolidation of Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary. Competitive market conditions resulted in reduced sales volumes at Distinctive. Net Loss for the period was $6.5 million compared to $3.1 million in the preceding year. Results for the period were impacted by the furniture operations and the Company's equity position at Polyair. Loss per share for the period was $1.29 compared with $0.62 in the comparable 2005 period.

Due to difficulties in the furniture industry business environment and the recent resignation by Distinctive's Controller, the Company's CEO and CFO may not be in a position to certify as at December 31, 2006 that they have designed internal controls over financial reporting as required by the new Canadian Securities Administrators Multilateral Instrument 52-109. In the event that they are unable to do so, the Company may at some future date become subject to a cease trade order.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2006

------------------------------------------------------------------------------------------------------------------------


                                                                                                           (Unaudited)
                                                                                              September 30  December 31
                                                                                                 2006          2005
                                                            A S S E T S
CURRENT
  Cash and cash equivalents                                                                 $   4,767,311 $   7,064,845
  Short-term investments  (market value - $5,863,634; 2005 - $3,929,552)                        5,803,649     3,916,062
  Accounts receivable                                                                           4,562,043     6,284,546
  Income taxes recoverable                                                                         -            611,389
  Inventories                                                                                   5,214,774     5,608,494
  Prepaid expenses                                                                                563,449       293,112
  Future income taxes                                                                              43,570        69,538
                                                                                              ------------  ------------

                                                                                               20,954,796    23,847,986

INVESTMENTS           (see Note)                                                                2,347,271     6,779,250

PROPERTY, PLANT AND EQUIPMENT                                                                   1,395,624     1,786,574

FUTURE INCOME TAXES                                                                               399,039       856,267

                                                                                              ------------  ------------

                                                                                            $  25,096,730 $  33,270,077
                                                                                              ============  ============




                                                         L I A B I L I T I E S
CURRENT
  Bank indebtedness                                                                         $   4,581,923 $   5,132,074
  Accounts payable and accrued liabilities                                                      3,378,680     2,991,443
  Income taxes payable                                                                            848,458       868,003
  Current portion of long-term debt                                                                 9,996         9,996
                                                                                              ------------  ------------

                                                                                                8,819,057     9,001,516

LONG-TERM DEBT                                                                                    556,020       562,685

NON-CONTROLLING INTEREST                                                                        1,292,993     2,709,015

FUTURE INCOME TAXES                                                                               156,400       166,400
                                                                                              ------------  ------------

                                                                                               10,824,470    12,439,616
                                                                                              ------------  ------------




                                                         S H A R E H O L D E R S' E Q U I T Y Y

CAPITAL STOCK                                                                                   2,835,430     2,840,353

CONTRIBUTED SURPLUS                                                                                59,411        59,411

CUMULATIVE TRANSLATION ACCOUNT                                                                 (1,048,342)   (1,048,467)

RETAINED EARNINGS                                                                              12,425,761    18,979,164

                                                                                              ------------  ------------

                                                                                               14,272,260    20,830,461
                                                                                              ------------  ------------

                                                                                            $  25,096,730 $  33,270,077
                                                                                              ============  ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 2006

------------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
                                                           Nine Months ended September 30   Three Months ended September 30
                                                                   2006          2005            2006          2005
SALES                                                         $  21,055,531 $  27,691,809   $   6,360,484 $   9,507,347

COST OF SALES                                                    19,027,530    24,395,141       5,616,144     8,007,517
                                                                ------------  ------------    ------------  ------------
                                                                  2,028,001     3,296,668         744,340     1,499,830
                                                                ------------  ------------    ------------  ------------

INVESTMENT INCOME                                                   113,910       396,748          97,097       146,579
                                                                ------------  ------------    ------------  ------------

EXPENSES
  Selling and administrative                                      4,702,278     5,820,659       1,619,082     2,099,601
  Amortization                                                      325,632       395,000         108,544       145,000
  Interest on long-term debt                                         -             26,359          -             -
  Loss (gain) on foreign exchange                                    84,654      (156,993)         (4,186)      216,986
  Loss on extinguishment of debt                                     -            320,000          -             -
                                                                ------------  ------------    ------------  ------------
                                                                  5,112,564     6,405,025       1,723,440     2,461,587
                                                                ------------  ------------    ------------  ------------

LOSS FROM OPERATIONS BEFORE THE UNDERNOTED                       (2,970,653)   (2,711,609)       (882,003)     (815,178)

  Equity earnings (loss) of significantly influenced companies     (342,817)     (351,393)        110,347       (86,306)
  Write-down of investment in significantly influenced company     (991,732)       -               -             -
                                                                ------------  ------------    ------------  ------------
                                                                 (1,334,549)     (351,393)        110,347       (86,306)
                                                                ------------  ------------    ------------  ------------

LOSS BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                                   (4,305,202)   (3,063,002)       (771,656)     (901,484)

  Income taxes (recovered)                                          562,675      (772,547)         12,670      (116,893)
                                                                ------------  ------------    ------------  ------------

LOSS BEFORE NON-CONTROLLING INTEREST                             (4,867,877)   (2,290,455)       (784,326)     (784,591)

  Non-controlling interest                                        1,416,023       929,487         392,724       278,778
                                                                ------------  ------------    ------------  ------------

LOSS FROM CONTINUING OPERATIONS                                  (3,451,854)   (1,360,968)       (391,602)     (505,813)

  Share of loss from discontinued operations
    of significantly influenced company                          (3,089,852)   (1,787,491)     (1,987,457)     (758,541)
                                                                ------------  ------------    ------------  ------------

NET LOSS FOR THE PERIOD                                          (6,541,706)   (3,148,459)     (2,379,059)   (1,264,354)

RETAINED EARNINGS, beginning of  period                          18,979,164    25,093,049      14,814,857    23,208,944

  Excess of cost of shares purchased for cancellation
   over stated value                                                (11,697)       -              (10,037)       -
                                                                ------------  ------------    ------------  ------------

RETAINED EARNINGS, END OF PERIOD                              $  12,425,761 $  21,944,590   $  12,425,761 $  21,944,590
                                                                ============  ============    ============  ============

LOSS PER SHARE


Loss per share from continuing operations
     Basic and diluted                                        $       (0.68)$       (0.27)  $       (0.08)$       (0.10)


Loss per share from discontinued operations
     Basic and diluted                                        $       (0.61)$       (0.35)  $       (0.39)$       (0.15)


Loss per share
     Basic and diluted                                        $       (1.29)$       (0.62)  $       (0.47)$       (0.25)

Weighted average number of common shares
     Basic and diluted                                            5,092,742     5,053,935       5,089,287     5,098,807

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                      NINE MONTHS ENDED SEPTEMBER 30, 2006

------------------------------------------------------------------------------------------------------------------------


                                                                                            (Unaudited)
                                                              Nine Months ended September 30  Three Months ended September 30
                                                                   2006          2005            2006          2005
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Loss from continuing operations                             $  (3,451,854)$  (1,360,968)  $    (391,602)$    (505,813)
  Amortization                                                      325,632       395,000         108,544       145,000
  Equity (earnings) loss of significantly influenced companies      342,817       351,393        (110,347)       86,306
  Write-down of investment in significantly influenced company      991,732        -               -             -
  Future income taxes                                               473,196       (89,244)         15,709       (52,590)
  Non-controlling interest                                       (1,416,023)     (929,487)       (392,724)     (278,778)
                                                                ------------  ------------    ------------  ------------
                                                                 (2,734,500)   (1,633,306)       (770,420)     (605,875)
  Change in non-cash components of working capital
    Decrease (increase) in accounts receivable                    1,722,503     1,452,763         141,230      (419,465)
    Decrease in income taxes recoverable                            611,389        -               -             -
    Decrease (increase) in inventories                              393,720    (1,388,536)       (553,031)     (627,770)
    (Increase) decrease in prepaid expenses                        (270,337)     (238,865)         62,544        92,491
    Increase (decrease) in accounts payable and accrued liabilities 387,237      (537,576)        543,266        51,735
    (Decrease) increase in income taxes payable                     (19,545)   (2,224,178)          1,253       (17,423)
                                                                ------------  ------------    ------------  ------------
                                                                     90,467    (4,569,698)       (575,158)   (1,526,307)
                                                                ------------  ------------    ------------  ------------
FINANCING ACTIVITIES
  (Decrease) increase in bank indebtedness                         (550,151)    3,368,924         536,061     1,350,252
  Issuance of common shares                                          -             79,625          -             -
  Purchase of common shares for cancellation                        (16,619)       -              (14,059)       -
  Other                                                              (6,665)     (550,000)         (2,502)       -
                                                                ------------  ------------    ------------  ------------
                                                                   (573,435)    2,898,549         519,500     1,350,252
                                                                ------------  ------------    ------------  ------------
INVESTING ACTIVITIES
  Capital expenditures on property, plant and equipment             (69,104)     (249,076)        (12,106)       27,991
  Increase in short-term investments                             (1,887,587)   (3,203,920)        (14,705)      (85,758)
  Proceeds from sale of property, plant and equipment               134,422        -               31,519        -
  Other                                                               7,703        (6,046)         16,498       (16,243)
                                                                ------------  ------------    ------------  ------------
                                                                 (1,814,566)   (3,459,042)         21,206       (74,010)
                                                                ------------  ------------    ------------  ------------

CHANGE IN CASH POSITION                                          (2,297,534)   (5,130,191)        (34,452)     (250,065)

Cash and cash equivalents, beginning of period                    7,064,845    12,320,246       4,801,763     7,440,155
                                                                ------------  ------------    ------------  ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                      $   4,767,311 $   7,190,055   $   4,767,311 $   7,190,090
                                                                ============  ============    ============  ============


Supplemental cash flow information:
  Interest paid                                               $     247,488 $     150,405   $      91,827 $      61,219
  Income taxes paid                                           $      37,715 $   1,612,008   $       5,697 $       8,253


Segmented information for the nine months ended September 30, 2006 (expressed in thousands of dollars)


The Company manufactures furniture in Canada and the United States.

                                                             Nine Months ended September 30     Three Months ended September 30
                                                                   2006          2005            2006          2005
Geographic Segments:
  Net sales                         Canada                    $      15,202 $      21,083       $       4,295   $       6,917
                                    United States                     5,853         6,609               2,065           2,590
                                                                ------------  ------------       ------------    ------------
                                                              $      21,055 $      27,692       $       6,360   $       9,507
                                                                ------------  ------------       ------------    ------------

  Plant, property,                  Canada                    $       1,086 $       1,591
    equipment and goodwill          United States                       310           217
                                                                ------------  ------------
                                                              $       1,396 $       1,808
                                                                ------------  ------------

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2005.

The 2005 unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 unaudited interim consolidated financial statements.



Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

Investments as at September 30, 2006 and December 31, 2005 consists of the following:


                                                                      September 30, 2006          December 31, 2005

Investment in significantly influenced company
     Common shares - at equity (22.8%)
     Proportionate share of net book value                                  $    1,172,030             $    4,695,803
     Unamortized goodwill                                                          679,642                  1,611,478
                                                                            ---------------            ---------------
                                                                                 1,851,672                  6,307,281

Investment in significantly influenced company
     Common shares - at equity (1.4%)                                              501,780                    497,449

Investment in significantly influenced company
     Common shares - at equity (50.0%)                                            (56,565)                   (83,565)

Note receivable from a significantly influenced  company,
    bearing interest at prime, due on demand                                        50,384                     58,085
                                                                            ---------------            ---------------

                                                                            $    2,347,271             $    6,779,250
                                                                            ===============            ===============



Polyair Inter Pack Inc.'s ("Polyair" - the Company's 22.8% equity investee) working capital position has deteriorated due to operating losses incurred as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Subsequent to its third quarter, Polyair entered into an agreement to secure sub-debt financing of U.S.$5,000,000 for certain of its packaging subsidiaries. The financing is to be secured by the assets of the borrowers ranking junior only to Polyair's existing working capital facility and term debt. This agreement is subject to the execution of definitive documentation and other customary conditions. This financing will assist in the restoration of the liquidity of Polyair's packaging subsidiaries and enable Polyair to focus on this core business. In addition, Polyair announced the completion of the sale of its remaining non-packaging groups and the successful completion of its previously announced sale/leaseback of its Toronto Packaging Facility. The completion of these transactions served to significantly reduce Polyair's bank debt and the sale of the remaining non-packaging groups concluded Polyair's efforts to sell the operating business of its Pool Division. The Company's carrying value of this investment is recorded at equity as at September 30, 2006. The year-to-date results include an equity loss pickup of $3,463,877 and a $991,732 write-down on this investment.



Discontinued Operations

As noted previously, Polyair announced its intention to sell its Pool Division and subsequent to its most recent quarter, concluded the sale of this Division's two remaining product groups, the Above Ground Pool Business and the Pool Equipment Business. Polyair continues to operate with its packaging business as its principal business and, accordingly, the operating results of the Pool Division have been classified as discontinued operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006



The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the nine months ended September 30, 2006. This MD&A should be read in conjunction with the Company's September 30, 2006 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of its existing investments and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complimentary products. The Company's investment strategy is to generate significant additional sales volume in its investee companies by adding manufacturing, marketing and distribution resources to further increase production and sales capacity.

The Company effects this strategy through investment in its core strategic industries including furniture, packaging and finance, and by providing management and merchant banking services to its investee companies with the objective of creating added value to the Company and its shareholders. The Company assists these core-operating units in taking advantage of their strengths and in expanding their areas of expertise

Our Furniture business comprises a 50.3% ownership interest in Distinctive Designs Furniture Inc. ("Distinctive"). Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores as well as a growing number of customers in the United States. Approximately 25% of Distinctive's 2005 sales were derived from customers in the Unites States. Distinctive produces and distributes its products from three facilities, two in Toronto Canada and a third in North Carolina. Distinctive's largest competitors are local furniture manufacturers and distributors of offshore manufactured goods.



The Company's interest in packaging consists of our 22.8% ownership of Polyair Inter Pack Inc. ("Polyair"), previously the Company's packaging and specialty pool products subsidiary. In March 2004, the Company sold a portion of its investment in Polyair. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company's rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results for Polyair are being accounted for on an equity basis. Polyair's year-end is October 31.

Polyair manufactures products for the protective packaging industry and sells its products principally in North America to distributors and retailers who service a wide variety of end users. Approximately 80% of Polyair's sales are derived from customers in the United States. Polyair manufactures its products at two Canadian and seven U.S. factories. Product development is focused on providing more specialized protective packaging solutions to the marketplace and is undertaken both in-house and through joint ventures and licensing arrangements. Sales are linear, with Polyair's fourth quarter typically being its strongest period.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $12.1 million at September 30, 2006 compared to $14.8 million at December 31, 2005. The ratio of current assets to current liabilities improved to 2.38:1 at September 30, 2006 from 2.65:1 at December 31, 2005.

Accounts Receivable decreased by approximately $1.7 million from December 31, 2005 to $4.6 million at September 30, 2006. The decrease in Accounts Receivable was attributable to a combination of collection efforts and lower sales levels generated by Distinctive during the nine months ended September 30, 2006. Distinctive's Inventories at September 30, 2006 decreased by approximately $0.4 million to $5.2 million from $5.6 million at December 31, 2005 due to the shipment of inventories built for orders at the beginning of the year and reduced sales levels. Accounts Payable increased by approximately $0.4 million to $3.4 million from $3.0 million at December 31, 2005. This increase was attributable to additional terms taken including inventory purchased for an upcoming large rollout order scheduled for delivery commencing December 2006. The Company's total debt decreased to $5.1 million as at September 30, 2006 compared to $5.7 million at December 31, 2005 due to a decrease in Bank Indebtedness.

During nine months ended September 30, 2006, the Company's cash position decreased by approximately $2.3 million to $4.8 million from $7.1 million at December 31, 2005. The net decrease was due to the following:

     -    Operating Activities increased cash by approximately $90,000;

     - Financing Activities decreased cash by approximately $0.6 million. This was due to the decrease in Bank Borrowings by Distinctive during the period;

     - Investing Activities decreased cash by $1.8 million due to an increase in short-term investments of approximately $1.9 million and an investment by Distinctive of $69,104 in plant and equipment. This was offset by proceeds received by Distinctive from the sale of equipment in the amount of $134,422.



Distinctive's bank line availability is determined by its levels of eligible accounts receivable and inventory. Due to operating losses incurred Distinctive's working capital has deteriorated as it has used its bank facility to partially finance operating losses. As noted previously, Distinctive has been advised by its Bank that the Bank will not renew its credit facility. Distinctive is currently in the final stages of completing alternative financing and believes it will be successful in doing so. Distinctive continues to work with its current lender in order to facilitate the successful completion of this new financing arrangement. It is anticipated that such new financing will be substantially more expensive than the current facility.

Polyair's bank line availability is determined by its levels of eligible accounts receivable and inventory. Due to operating losses incurred, primarily at its Pool Division, Polyair's working capital has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Subsequent to its third quarter, Polyair entered into an agreement to secure sub-debt financing of U.S.$5,000,000 for certain of its packaging subsidiaries. The financing is to be secured by the assets of the borrowers ranking junior only to Polyair's existing working capital facility and term debt. This agreement is subject to the execution of definitive documentation and other customary conditions. This financing will assist in the restoration of the liquidity of Polyair's packaging subsidiaries and enable Polyair to focus on this core business. In addition, Polyair announced the completion of the sale of its remaining non-package groups and the successful completion of its previously announced sale/leaseback of its Toronto Packaging facility. In connection with this transaction the purchaser issued to Polyair a mortgage on this facility in the principal amount of US$1.4 million, which has been assigned to Polyair's primary lenders. The completion of these transactions served to significantly reduce Polyair's bank debt. Polyair's lenders have also agreed to amend Polyair's financial covenants to accommodate restructuring costs and write-offs associated with the sale of the Pool Products Segment.

The Company's 2006 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from cash flow from operations and that it will have sufficient cash resources to meet its requirements in the next twelve months.

The following is a summary of the Company's consolidated contractual obligations as at September 30, 2006:


(In thousands of dollars)
                                                          Less Than                                            After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years         5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------------
Long-term Debt                              $  566           $   10          $   19           $  Nil          $  537
Lease Obligations                            1,319              766             553              Nil             Nil
                                   ---------------- ---------------- --------------- ---------------- ---------------
Total Contractual Obligations              $ 1,885          $   776          $  572           $  Nil          $  537
                                   ================ ================ =============== ================ ===============


RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

                                           2006                                     2005                          2004
                              -------------------------------    -------------------------------------------    ----------
                               Third      Second     First         Fourth     Third      Second     First         Fourth
                               Quarter    Quarter   Quarter       Quarter    Quarter    Quarter    Quarter       Quarter
                              -------------------------------    -------------------------------------------    ----------
Sales                           $ 6,360    $ 7,030   $ 7,665       $ 9,309    $ 9,507    $ 9,562    $ 8,622       $13,226

Loss from
  continuing operations            (392)    (2,516)     (543)         (790)      (506)      (526)      (329)         (527)

Earnings (loss) from
 discontinued operations         (1,987)      (465)     (638)       (2,165)      (758)      (360)      (669)           287

Net loss                         (2,379)    (2,981)   (1,181)       (2,955)    (1,264)      (886)      (998)         (240)

Loss per share
  From continuing operations
    Basic and diluted           $ (0.08)   $ (0.50)  $ (0.11)      $ (0.15)   $ (0.10)   $ (0.11)   $ (0.07)      $ (0.10)

Earnings (loss) per share
  From discontinued operations
    Basic and diluted           $ (0.39)   $ (0.09)  $ (0.12)      $ (0.43)   $ (0.15)   $ (0.07)   $ (0.13)        $ 0.05

Loss per share
    Basic and diluted           $ (0.47)   $ (0.59)  $ (0.23)      $ (0.58)   $ (0.25)   $ (0.18)   $ (0.20)      $ (0.05)

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three month periods ended September 30, 2006 and 2005 and for the nine-month periods ended September 30, 2006 and 2005:

(In thousands of dollars)

                                              Three Months Ended                         Nine Months Ended
                                          September 30 (Unaudited)**                 September 30 (Unaudited)**
                                       --------------------------------           --------------------------------
                                             2006            2005                       2006             2005
                                       --------------- ----------------           ---------------- ---------------
Sales                                        $   6,360         $  9,507                  $  21,055       $  27,692
Cost of sales                                    5,616            8,007                     19,027          24,395
                                       --------------- ----------------           ---------------- ---------------
Gross profit *                                     744            1,500                      2,028           3,297
Investment income                                   97              146                        114             397
Expenses                                        (1,723)          (2,460)                   (5,112)          (6,405)
Earnings (loss) on equity items                    110              (86)                   (1,335)            (352)
                                       --------------- ----------------           ---------------- ---------------
Loss before income taxes                         (772)             (900)                   (4,305)          (3,063)
Income taxes                                      (13)              117                      (563)             773
Non-controlling interest                          393               278                     1,416              929
                                       --------------- ----------------           ---------------- ---------------
Loss from continuing operations                  (392)             (505)                   (3,452)          (1,361)
Share of loss from discontinued
operations of equity investee                  (1,987)             (759)                   (3,090)          (1,787)
                                       --------------- ----------------           ---------------- ---------------
Net loss                                    $  (2,379)        $  (1,264)                $  (6,542)       $  (3,148)
                                       =============== ================           ================ ===============

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, income (loss) on equity items, non-controlling interest, income taxes and loss from discontinued operations.

** The quarterly financial data for 2005 has been reclassified to conform to the year end audited consolidated financial statement presentation for 2005.


Review of Third Quarter and Nine Month Results ended September 30 2006 and 2005

Sales. Sales for the third quarter of 2006 were $6.4 million, a decrease of $3.1 million as compared to $9.5 million for the comparable 2005 period. Sales for the nine months ended September 30, 2006 were $21.1 million, a decrease of $6.6 million as compared to $27.7 million for the comparable 2005 period. Distinctive sales for the nine months ended September 30, 2006 continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Distinctive has initiated new programs with certain key customers and it is anticipated that sales to these customers could improve in the coming periods.

Gross Profit. Gross profit as a percentage of sales decreased to 11.7% for the third quarter of 2006 compared with 15.8% for the comparable 2005 period. Gross profit as a percentage of sales decreased to 9.6% for the first nine months of 2006 compared with 11.9% for the comparable 2005 period. The decrease in gross profit percentage in the third quarter and the nine months ended September 30, 2006 was due to the reduced sales volumes relative to fixed costs as well as a reduction in gross profit margins caused by higher material and labour costs of 2006. Distinctive continues to implement a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry. In addition, as part of its cost reduction process, Distinctive completed the consolidation of two of its Toronto operations into one facility.

Investment Income. Investment income amounted to $97,097 for the third quarter of 2006 compared to investment income of 146,579 for the comparable 2005 period. Investment income for the nine months ended September 30, 2006 decreased to $113,910 compared to $396,748 for the comparable 2005 period.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 25.5% for the third quarter of 2006 and 22.1% for the comparable 2005 period. Selling and administrative expenses as a percentage of sales were 22.3% for nine months ended September 30, 2006 and 21.0% for the comparable 2005 period. The increase in percentage was due to the effect of distributed fixed costs over lower sales volumes over the third quarter and the nine months ended September 30, 2006.

Other Expenses. During the third quarter of 2006 and 2005 the Company incurred other expenses of $104,358 and $361,986 respectively. Other expenses for the nine months ended September 30, 2006 were $410,286 as compared to $584,366 for the comparable 2005 period. Other expenses for the third quarter of 2005 was negatively impacted by a weakening U.S. dollar on the Company's U.S. cash balances. Other expenses for the nine months ended September 30, 2005 included a $320,000 cost as a result of the settlement of the outstanding convertible debenture but was partially offset by the positive effect of a strengthening U.S. dollar on the Company's U.S. cash balances generated during first six months of the year.

Equity Earnings (loss). Equity earnings amounted to $110,347 for the third quarter of 2006 as compared to an equity loss of $86,306 for the comparable 2005 period. Equity loss for the nine months ended September 30, 2006 was $342,817 as compared to equity loss of $351,393 for the comparable 2005 period. Polyair's performance for the third quarter of 2006 improved as a result of volume growth and improved margins due to lower overhead and labour costs. Polyair's results for its nine-month period ended July 29, 2006 were impacted by a decline in gross profit due to higher material costs and lower unit sales volumes during its first quarter of the year. The Company recorded a $991,732 write-down of its investment in Polyair in the second quarter of 2006.

Income Tax Provision. The effective tax rate before non-taxable equity items was (1.4%) for the third quarter of 2006 as compared to 14.3% for the comparable 2005 period. The effective tax rate for the nine months ended September 30, 2006 and 2005 was (18.9%) and 28.5% respectively. The difference between the
Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, capital gain tax treatment, a reserve provided against the realization of current year's non-capital loss carried forward and a revaluation of the realization of the future income tax benefits of prior years' non-capital losses.

Discontinued Operations. In early 2006, Polyair announced its intention to sell its Pool Division and subsequent to its most recent quarter, completed the sale of this Division's two remaining product groups. Polyair is operating with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations. Polyair's discontinued operations were impacted by higher interest charges and the write-down of assets to reflect estimated fair value based upon recoverability.

Net Loss. Net loss for the third quarter of 2006 was $2,379,059 as compared to net loss of $1,264,354 in the comparable 2005 period. Net loss for the nine months ended September 30, 2006 amounted to $6,541,706 as compared to a net loss of $3,148,459 for the comparable 2005 period. The increase in quarterly and the year-to-date loss was due to the losses generated at both Distinctive and Polyair, the inclusion of the $991,732 write-down of the Company's investment in Polyair and the revaluation of the future income tax benefits on non-capital loss carry forwards.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter and is not anticipated to materially impact on the Company's operations during its current fiscal year.



RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

The Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $180,000 for administrative, management and consulting services rendered for the nine months ended September 30, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $54,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.





SHARE DATA



The following table sets forth the Outstanding Share Data for the Company as at November 14, 2006:


                                                                                       Authorized               Issued


                                                                               ------------------- --------------------
Preference Shares, issuable in series                                                   Unlimited
Class A Preference shares
$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable                   Unlimited              315,544

Common Shares                                                                           Unlimited            5,082,007









RISKS AND UNCERTAINTIES

Due to operating losses incurred Distinctive's working capital position has deteriorated. Distinctive continues to implement a number of adjustments including an increase in its import programs to supplement and/or replace its domestic manufacturing in order to improve gross margin and to enhance its ability to be more competitive in the industry. There can be no assurance however that Distinctive will realize the necessary improvement in profitability in order to meet its ongoing requirements. In such an event, an adjustment may be necessary to the carrying value of the Company's investment therein.

Distinctive has been advised by its bank that the existing credit facility will be terminated. Distinctive is currently in the final stages of completing alternative financing and believes that it will be successful in doing so. Distinctive continues to work with its current lenders in order to facilitate the successful completion of this new financing arrangement. It is anticipated that such financing will be substantially more expensive than the current facility. There can be no assurance that Distinctive will be able to complete this alternative financing in which case Distinctive may not have sufficient liquidity to fund it operations.

Due to the difficult furniture industry business environment, the resulting ongoing losses at Distinctive and the recent resignation by Distinctive's controller, the Company's Chief Executive Officer and Chief Financial Officer may not be in a position to certify as at December 31, 2006 that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting preparation as required by the Canadian Securities Administrators Multilateral Instrument 52-109. In the event that they are unable to do so, a crease trade order may be issued against the Company.

Due to operating losses incurred, primarily in its Pool Division, Polyair's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Subsequent to its third quarter, Polyair entered into an agreement to secure sub-debt financing of U.S.$5,000,000 for certain of its packaging subsidiaries. The financing is to be secured by the assets of the borrowers ranking junior only to Polyair's existing working capital facility and term debt. This agreement is subject to the execution of definitive documentation and other customary conditions. This financing will assist in the restoration of the liquidity of Polyair's packaging subsidiaries and enable Polyair to focus on this core business. There can be no assurance that Polyair will be able to complete this transaction in which case Polyair may not have sufficient liquidity to fund its operations and/or comply with its bank's requirements. In addition, Polyair also announced the completion of the sale of its remaining non-package groups and the successful completion of its previously announced sale/leaseback of its Toronto Packaging facility. The completion of these transactions served to significantly reduce Polyair's bank debt. Polyair's lenders have also agreed to amend Polyair's financial covenants to accommodate restructuring costs and write-offs associated with the sale of the Pool Products Segment. There can be no assurance that Polyair will realize the necessary improvement in profitability in order to continue to meet its financial covenants. Under the terms of Polyair's lending agreements, violation of these covenants constitutes an event of default which enables the lenders to demand repayment, trigger cross defaults on the term loans as well as take possession of the collateral security. In such an event, further adjustments may be necessary to the carrying value of the Company's investment therein.

The Company's operating results are reported in Canadian dollars. Historically, approximately 72% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.14 for the nine months ended September 30, 2006 and 1.33 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made in-roads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, three separate customers of Distinctive accounted for approximately 43% (2005 - 44%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.




OUTLOOK

The 2004 sale by the Company of a part of its holdings in Polyair substantially enhanced the Company's working capital. The Company continues to seek new options to build shareholder equity wherever possible. Should the Company identify a long-term strategic acquisition with a combination of the requisite synergies etc. and the potential for growth and return, the Company will consider applying a portion of its working capital to making such an investment. In the short term, the Company seeks to invest its enhanced working capital in a combination of relatively short-term income producing assets with steady risk-adjusted returns.

Distinctive's 2005 results were negatively impacted by the continually strengthening Canadian Dollar, higher costs, a difficult retail environment and by increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales. This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture and mattresses and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales programs and channels of distribution with both existing and prospective new customers.

In late 2005, competitive factors, raw material cost increases and the continued strength of the Canadian dollar resulted in declining profit margins at Polyair's Pool Products Segment. As a result, Polyair announced its formal plan to explore the disposal of this segment and reaffirmed Polyair's business strategy in the protective packaging industry. Polyair's wholly owned Canadian subsidiary, Cantar Pool Products Limited ("Cantar"), obtained an Order under the Companies' Creditors Arrangement Act ("CCAA") from the Ontario Superior Court of Justice granting it a stay of proceedings to allow it to complete the sale of its pool equipment business, the sale of its remaining equipment associated with the above-ground pools business and to provide it with an opportunity to propose a Plan of Arrangement to its creditors. The Order does not affect Polyair's packaging business which operates as a stand-alone business through separate subsidiaries and it will continue to operate in the normal course. Subsequent to its third quarter, Polyair has completed the previously announced sale/leaseback of its Toronto Packaging facility. The completion of these transactions served to significantly reduce Polyair's bank debt. In addition, Polyair entered into an agreement to secure sub-debt financing of U.S.$5,000,000 for certain of its packaging subsidiaries. This agreement is subject to the execution of definitive documentation and other customary conditions. This financing will assist in the restoration of the liquidity of Polyair's packaging subsidiaries and enable Polyair to focus on this core business.

The market for protective packaging products is very competitive and Polyair expects that while is has been successful in recent months in regaining a portion of the sales volumes lost in the earlier part of the year, its margins will continue to be under pressure until it implements price increases to return its product margins to historical levels. Polyair has undertaken to streamline its continuing business to reduce its breakeven level. Over the next year Polyair expects initiatives that it has begun to improve the efficiency of its manufacturing operation to result in lower product costs and increase throughput capacity.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

     Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.



RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Canadian Institute of Chartered Accountants' has amended Handbook Section 3855 "Recognition and Measurement of Financial Instruments" and issued Section 3861 "Financial Instruments - Disclosure and Presentations". These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these recommendations on its financial position, results of operations and cash flows. The Company will adopt these recommendations commencing January 1, 2007.



ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company's Annual Information Form, audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

                FORM 52-109F2 - Certification Of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED


I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: November 14, 2006.



"Signed"

Fred A. Litwin
Chief Executive Officer

Consolidated Mercantile Incorporated

                FORM 52-109F2 - Certification Of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED


I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: November 14, 2006.



"Signed"

Stan Abramowitz
Chief Financial Officer

Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: November 16, 2006                By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer